Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Wilsons The Leather Experts Inc.:

We consent to the use of our report dated March 9, 2004, except as to Note 18, which is as of April 27, 2004, with respect to the consolidated balance sheets of Wilsons The Leather Experts Inc. and subsidiaries as of January 31, 2004, and February 1, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended January 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and other Intangible Assets, on February 3, 2002.

/s/ KPMG LLP

Minneapolis, Minnesota
July 2, 2004